OLSHAN FROME WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

January 26, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Kristina Aberg, Esq. Staff Attorney

Re:	First Priority Tax Solutions Inc. Amendment No. 2 to Registration Statement on Form S-11 File No. 333-199336

Ladies and Gentlemen:

On behalf of First Priority Tax Solutions Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form S-11 (the “Amendment”), for the registration of 4,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

This letter also sets forth the response of the Company to the comments provided by the staff of the Commission in its comment letter dated January 22, 2015 with respect to Amendment No. 1 to the Registration Statement filed by the Company on December 24, 2014.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Rahul Patel, Esq., Staff Attorney) in the review of the foregoing documents.

January 26, 2015

To facilitate the staff’s review, the Commission’s comments are reproduced below with each of the Company’s responses. All page numbers referred to in this letter correspond to the page numbers of the Amendment.

Business, page 36

Plan of Operation, page 39

1.

We have reviewed your response to comment 9 of our letter dated November 14, 2014. Please revise your disclosure to clarify how many properties you plan to acquire in the next twelve months. You state in the first paragraph in this section that you intend to acquire at least two commercial properties. In paragraphs 2 and 3 of this section, you state that you intend to acquire two and one properties through various methods as noted. Also include in greater detail any criteria you use in determining assets that may be suitable for purchase. Finally, please include a statement that there is no guarantee that you may obtain financing on suitable terms or at all, if true.

Response: As requested by the staff, the Plan of Operation section on page 39 has been revised to clarify that the Company intends to acquire two commercial properties and one other property possibly through the Land Bank during the next 12 months. This section also includes additional detail on the criteria the Company uses in determining which properties are suitable for purchase, such as looking for tax delinquencies, foreclosures and sales by owners. Finally, in the last paragraph of this section, a statement has been added that there is no guarantee the Company will be able to obtain financing when it is needed or that such financing, if available, will be obtainable on favorable terms.

2.

We note your disclosure that you may make an investment in excess of $500,000 for premium assets. Please discuss what criteria you will consider and whether board approval would be required to make such an investment. Please also disclose if there is a limit in your charter or otherwise on the amount you may invest in any one asset.

Response: In response to the staff’s comment, the Plan of Operation section has been reworked to discuss in more detail the possibility of a premium investment above $500,000. The Company has disclosed that in determining to make such investment, it would take into consideration primarily the desirability of the location of the property site and, if applicable, any advantageous tax lien price or scrap value of an existing structure. The Company has also disclosed that there is no limit in its certificate of incorporation or other governing documents that limit its investment amount. Finally, the Company has disclosed that management does not require any specific Board approval to make any such premium investment.

Certain Activities involving Related Parties, page 41

3.

Please provide disclosure regarding your marketing agreement with Miller-Valentine GEM Real Estate Group, including the approximate dollar amount involved, or advise. Refer to Item 404 of Regulation S-K for guidance.

January 26, 2015

Response: At the staff’s request, disclosure regarding the Company’s marketing agreement with Miller-Valentine GEM Real Estate Group has been added to pages 38 and 41. The disclosure includes the financial terms of the arrangement (i.e., the brokerage fee and leasing commission on the Dayton, Ohio commercial property).

General

*   *   *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman